FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Presentation by Takeda President & CEO Christophe Weber at the 41st Annual J.P. Morgan Healthcare Conference
99.1	41st Annual J.P. Morgan Healthcare Conference

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 10, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Presentation by Takeda President & CEO Christophe Weber
at the 41st Annual J.P. Morgan Healthcare Conference

OSAKA, JAPAN, January 10, 2023 – Christophe Weber, president and chief executive officer of Takeda (TSE:4502/NYSE:TAK), presented at the 41st Annual J.P. Morgan Healthcare Conference on Monday, January 9 at 4:30 PM PST / Tuesday, January 10 at 9:30 AM JST, on the company’s progress driven by its Growth and Launch Products, pipeline updates and continued commitment to long-term growth and shareholder return.

Slides from the J.P. Morgan Healthcare Conference presentation, and a link to the audio webcast, can be accessed on Takeda’s website at:
https://www.takeda.com/investors/ir-events/

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Media Contact:	Investor Contact:
Jun Saito jun.saito@takeda.com +81 (0) 3-3278-2325	Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306